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                                                             EXHIBIT (A)(5)(VII)

[CREDIT ACCEPTANCE LOGO}

                                                        SILVER TRIANGLE BUILDING
                                        25505 WEST TWELVE MILE ROAD - SUITE 3000
                                                       SOUTHFIELD, MI 48034-8339
                                                                  (248) 353-2700
                                                        WWW.CREDITACCEPTANCE.COM



                                  NEWS RELEASE



FOR IMMEDIATE RELEASE                           DATE:    JANUARY 13, 2004

                                  INVESTOR RELATIONS:    DOUGLAS W. BUSK
                                                         CHIEF FINANCIAL OFFICER
                                                         (248) 353-2700 EXT. 432
                                                         IR@CREDITACCEPTANCE.COM

                                       NASDAQ SYMBOL:    CACC

              CREDIT ACCEPTANCE CORPORATION ANNOUNCES FINAL RESULTS
                   OF ITS MODIFIED DUTCH AUCTION TENDER OFFER

         SOUTHFIELD, MICHIGAN - JANUARY 13, 2004 - Credit Acceptance Corporation (Nasdaq: CACC) today announced the final results of its modified dutch auction tender offer, which expired at 5:00 p.m. Eastern Standard Time, on January 6, 2004. Based on the final count by Computershare Trust Company of New York, the depositary for the tender offer, 2,201,744 shares of common stock were properly tendered and not withdrawn at prices between $12.50 and $17.00 per share. The final count of shares purchased is less than the amount communicated in the Company's preliminary announcement on January 7, 2004, by 3,388 shares, reflecting failed delivery of these shares prior to 5:00 p.m. on January 9, 2004. Credit Acceptance has purchased all of the 2,201,744 tendered shares of its common stock at a price of $17.00 per share, at a total cost of approximately $37.4 million. The Company financed the purchase of its securities in the tender offer from existing cash reserves and by borrowing under its $135 million revolving credit facility.

         As a result of the completion of the tender offer, Credit Acceptance has approximately 39.9 million shares of common stock outstanding. Georgeson Shareholder Communications, Inc. was the information agent for the offer.

Description of Credit Acceptance Corporation
Credit Acceptance is a financial services company specializing in products and services for a network of automobile dealer-partners. Credit Acceptance provides its dealer-partners with financing sources for consumers with limited access to credit and delivers credit approvals instantly through the internet. Other dealer-partner services include marketing, sales training and a wholesale purchasing cooperative. Through its financing program, Credit Acceptance helps consumers change their lives by providing them an opportunity to strengthen and reestablish their credit standing by making timely monthly payments. Credit Acceptance is publicly traded on the NASDAQ National Market under the symbol CACC. For more information, visit www.creditacceptance.com.